Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Golden Star Resources Ltd. (“GSR” or the “Company”)

150 King Street West

Sun Life Financial Tower, Suite 1200

Toronto, Ontario

M5H 1J9

Item 2.	Date of Material Change

August 1, 2018

Item 3.	News Release

The news release dated August 1, 2018 in respect of the material change was disseminated over CNW Canada Newswire and was filed on the Company’s SEDAR profile at www.sedar.com.

Item 4.	Summary of Material Change

On August 1, 2018, the Company announced that it has entered into a strategic relationship with La Mancha Holding S.àr.l. (“La Mancha”), a privately-held investment company whereby La Mancha has agreed to purchase 163,210,500 common shares of the Company (the “Common Shares”) issued from treasury at a price of US$0.77 per Common Share for aggregate proceeds of US$125,672,085 (the “Transaction”). The investment will result in La Mancha owning approximately 30% of the outstanding common shares of the Company after giving effect to the Transaction. The Transaction is subject to shareholder approval.

In connection with the Transaction, the Company and La Mancha entered into a subscription agreement (the “Subscription Agreement”) whereby La Mancha agreed to purchase, and the Company has agreed to issue from treasury, the Common Shares, subject to customary representations, warranties and covenants. The Company and La Mancha also entered into an investor rights agreement (the “Investor Rights Agreement”) to provide for certain rights and restrictions in connection with the Common Shares to be issued to La Mancha pursuant to the Subscription Agreement. In addition, all of the directors and executive officers of the Company have entered into a voting support agreement (the “Voting Support Agreement”) with La Mancha whereby they have agreed to vote their common shares of the Company in favour of approving the Transaction.

Item 5.	Full Description of Material Change

The Transaction involves the issuance of 163,210,500 Common Shares from the treasury of the Company to La Mancha, subject to satisfaction or waiver of certain conditions, in accordance with the terms of the Subscription Agreement. Upon closing of the Transaction, La Mancha will hold approximately 30% of the issued and outstanding common shares of the Company.

The Subscription Agreement provides for the right of the Company to accept a superior proposal and confers a right on La Mancha to match certain superior proposals. The Company will be required to pay a termination fee in the amount of US $1,885,000 to La Mancha in the event that the Company determines to accept a superior proposal in lieu of the Transaction.

The Company intends to use the proceeds of the Transaction to accelerate underground development and production at Wassa Underground and Prestea Underground; to accelerate exploration and mineral reserve drilling at Wassa Underground, Prestea Underground and the Father Brown satellite deposit; to fast track the necessary studies and development of the southern portion of the Wassa Underground deposit; and for potential future acquisitions and general corporate purposes.

Pursuant to the terms of the Investor Rights Agreement, La Mancha has the right, but not the obligation, to purchase additional Common Shares to maintain its and its affiliates’ ownership percentage in the Company in the event that the Company issues equity shares or voting shares or securities convertible into equity shares or voting shares. This anti-dilution right terminates if La Mancha’s and its affiliates’ ownership interest in the Company is reduced to less than 10%. La Mancha is also entitled to a top-up right in instances where the Company issues voting shares as a result of the exercise of incentive based securities and currently outstanding convertible securities and the ownership interest of La Mancha and its affiliates in the Company decreases by 5% or more.

As part of the investment, La Mancha is entitled to designate individuals to be nominated to the board of directors of the Company proportionate to its and its affiliates’ ownership interest, subject to the minimum board representation entitlement described in the following sentence. If the ownership interest is 25% or more, as would be the case following completion of the Transaction, La Mancha would be entitled to three board nominees. Further, if the ownership interest is 17.5% or more but less than 25%, La Mancha would be entitled to two board nominees, and if the ownership interest is 10% or more but less than 17.5%, then La Mancha would be entitled to one board nominee. Upon completion of the Transaction, the board of directors of the Company will be increased from eight to ten directors, and two La Mancha nominees are expected to be added to the board, with the third person to be nominated at the next annual general meeting or earlier in the event of a board vacancy.

Pursuant to the terms of the Investor Rights Agreement, La Mancha is subject to certain standstill covenants and restrictions on disposition, sale or transfer of the Common Shares. In particular, subject to certain exceptions, La Mancha will not be permitted to sell, transfer or otherwise dispose of the Common Shares until the earlier of two years following the closing of the Transaction and such time as its and its affiliates’ ownership interest in the Company is less than 10%, without the Company’s consent. In addition, La Mancha is subject to a standstill covenant until the earlier of two years following the closing of the Transaction and such time as its and its affiliates’ ownership interest in the Company is less than 10%, during which, it will not, among other things and subject to certain exceptions, acquire any voting or convertible shares that would increase its and its affiliates’ ownership interest to more than 30%. La Mancha also benefits from certain qualification and registration rights, including by way of a Canadian or U.S. prospectus respecting the resale of the Common Shares provided that La Mancha’s and its affiliates’ ownership interest in the Company is at least 10%.

In connection with the Transaction, all of Company’s directors and executive officers entered into a Voting Support Agreement with La Mancha. The Voting Support Agreement sets forth, among other things, the terms and conditions upon which each such director and executive officer of the Company has agreed, among other things, to support the Transaction by voting all of his or her common shares of the Company in favour of the Transaction and not voting in favour of any merger, sale, acquisition proposal or material change in the capitalization of the Company proposed by any third party, all separate and apart from the directors’ and executive officers’ fiduciary duties to the Company.

The completion of the Transaction is subject to several conditions that must be satisfied or waived, including approval from the shareholders of the Company and regulatory approval from the Toronto Stock Exchange.

The Subscription Agreement, Investment Rights Agreement and Voting Support Agreement are being filed on SEDAR concurrently with the filing of this material change report. The summaries of certain provisions of these agreements contained in this material change report are not intended to be complete. These summaries are qualified in their entirety by the specific terms and conditions of the Subscription Agreement, Investor Rights Agreement and Voting Support Agreement. Please refer to the Subscription Agreement, Investor Rights Agreement and Voting Support Agreement for the actual terms and conditions thereof.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Katharine Sutton

Vice President, Investor Relations and Corporate Affairs

+1 416.583.3800

investor@gsr.com

Item 9.	Date of Report

August 9, 2018.

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